June 5, 2006

Via Facsimile ((202) 857-6395) and U.S. Mail

Deborah Schwager Froling, Esq.
Arent Fox PLLC
1050 Connecticut Avenue, N.W.
Washington, DC  20036

RE:	ICON Cash Flow Partners L.P. Seven
      Schedule 14D-9 filed June 2, 2006
      File No. 005-81835

Dear Ms. Froling:

      We have the following comments on the above-referenced filing.

Schedule 14D-9

Past Contacts, Transactions, page 2
1. We note that some of your disclosure in the first paragraph of this item is qualified "to [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

The Solicitation or Recommendation - Page 2
2. Please clarify the meaning of your disclosure in the last sub-bullet point of the second bullet point of this section. We note that the offer price may be adjusted for distributions made between the commencement and expiration of the offer. Revise your disclosure to explain how the offer price could include distributions made after the offer.
3. Revise your disclosure in the fourth bullet point to explain your basis for stating that it is not possible to "determine the veracity" of the bidders` assertion that it has the necessary funds to complete the offer. Disclose that the bidders have liability for their disclosure under federal securities laws and rules. Also, disclose your basis for stating that the bidders may have difficulty paying for the units subject to the offer. We note the bidders` specific disclosure that they have the funds necessary to complete all of their current offers.
4. Revise your disclosure in the fifth bullet point to disclose that the bidders specifically stated that the access to the tendered securities they will have by reason of their affiliation with the depositary will not include any rights (including voting or dispositive rights) prior to the offer`s expiration date and acceptance for payment of the units.
5. Revise your disclosure in the sixth bullet point to explain that while the bidders may extend the offer, security holders have withdrawal rights during any such extension.
6. Please explain your disclosure in the last bullet point. How is the general partner continuing to protect the best interests of the partnership and its security holders?

Additional Information, page 7
7. Please provide us supplementally a copy of the current
partnership
agreement.
8. Revise your disclosure to explain how compliance with Section
6.1
(b)(iii) of your partnership agreement affects the tender offer and the bidders. Also explain the consequences of the bidders being treated as assignees. Will these provisions prevent the bidders from accepting the units tendered? Will they prevent the bidders from paying for accepted units?

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the partnership is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the partnership acknowledging that:

* the partnership is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


								Sincerely,



								Daniel F. Duchovny
								Special Counsel
								Office of Mergers &
Acquisitions
Deborah Schwager Froling, Esq.
Arent Fox PLLC
June 5, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE